SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D/A
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1 )


                                 Colmena Corp.
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                                (Name of Issuer)

                                     Common

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                         (Title of Class of Securities)


                                    195196100
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                                 (CUSIP Number)


  Kevin W. Dornan, Esquire, 5185 Southeast 20th Street, Ocala, Florida 34471,
                           Telephone: (352) 694-6661
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               October 18 , 2002
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.195196100                       13D              Page 2 of 4 Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Vanessa H. Lindsey, Indivdually and as Trustee for
                      The Lindsey Family Spendthrift Trust  52-7305241

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*


                                     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Vanessa H. Lindsey                        USA
        The Lindsey Family Spendthrift Trust      Florida

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               7    SOLE VOTING POWER

  NUMBER OF
                                    1,661,188
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

   OWNED BY                             N/A
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                                    1,661,188
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                                       N/A
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                    1,661,188
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
                                       N/A

CUSIP No.195196100                 13D                   Page 3 of 4 Pages
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                      6.6%
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14   TYPE OF REPORTING PERSON*

                                       IN & OO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1.  Security and Issuer.


                                  Common Stock
   Colmena Corp. 2500 N. Military Trail, Suite 225-C; Boca Raton, Florida 33431
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Item 2.  Identity and Background.

     (a)        Vanessa H. Lindsey and the Lindsey Family Spendthrift Trust

     (b)        340 SE 55th Ave., Ocala, Florida 34471

     (c)        Colmena Corp. Vice-President & Secretary;
                The Yankee Companies, LLC Secertary

     (d)        None

     (e)        None

     (f)        USA

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Item 3.  Source and Amount of Funds or Other Consideration.

378,832 shares from the Issuer as compensation for services rendered to the Issuer from June 02 to September 02. Sold 20,000 for $600 and 4167 shares for $250. In September it was requested that all shares in the name of Vanessa Lindsey be transferred to the Lindsey Family Spendthrift Trust, however it wasn't done until October 18, 2002.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     (a)  Shares acquired as compensation for services rendered to the Issuer.
     (b)        N/A

     (c)        N/A

     (d)        N/A

     (e)        N/A

     (f)        N/A

     (g)        N/A

     (h)        N/A

     (i)        N/A

     (j)        N/A

CUSIP No.195196100                13D                     Page 4 of 4 Pages

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Item 5.   Interest in Securities of the Issuer.

     (a)  1,661,188  6.6%

     (b)  1,661,188 Sole voting power and sole disposition

     (c)  acquired 378,832 shares and disposed of 24,167 shares.

     (d)  N/A

     (e)  N/A

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Employment Agreement between the Issuer and Reporting Person

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Item 7.  Material to be Filed as Exhibits.

A copy of the Employment agreement was filed as an exhibit to the Issuer's report on form 10-KSB for year ended September 30, 1999.

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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    October 25, 2002

                                        ----------------------------------------
                                                         (Date)


                                                 /s/ Vanessa H. Lindsey /s/
                                        ----------------------------------------
                                                       (Signature)


                                              Vanessa H. Lindsey, Individually
                                                Vanessa H. Lindsey, Trustee
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).